82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide. South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUL 28 AM 7:21

Santos

03024795

SUPPL

Date: Thu 24 Jul 2003 02:13:37 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 24 July 2003

Number of pages (incl. cover sheet): 2

dlw 7/25

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923


Santos

Week Ending 24TH July 2003

Wildcat Exploration Wells

Chiru 1

Type	Oil Wildcat	
Location	WA 209P, 6km N of Elk 1 and some 13km N of the Stag Production Platform.	
Status at 0600hrs 24/07/03	Drilling ahead. Depth and progress for the week is 235m. The well spudded on 23/7/03.	
Planned Total Depth	1782m	
Interest	Apache	45%
	Santos Group	36%
	Marathon	19%
Operator	Apache	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 24th July, 2003 Santos Limited also participated in 4 delineation and 2 development wells.
A complete list of Santos' drilling activity is available from www.santos.com